Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following summary description of Rogers Corporation capital stock is based on the provisions of the Massachusetts General Laws, our Restated Articles of Organization and our Amended and Restated Bylaws. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Massachusetts General Laws, as may be amended from time to time, and to the terms of our Restated Articles of Organization and Amended and Restated Bylaws, as each may be amended from time to time, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

General

Our authorized capital stock consists of 50,000,000 shares of capital stock, par value $1 per share.

Capital Stock

Voting Rights. Shareholders are entitled to one vote for each share held on all matters to be voted upon by shareholders and do not have cumulative voting rights.

Board of Directors. We do not have a classified board of directors. All of our directors are elected annually. The number of directors comprising our board of directors is fixed from time to time by the board of directors. Our directors are elected by a plurality of the votes cast by the shareholders entitled to vote at the election. Our Board of Directors, however, has adopted a majority vote policy, which provides that, in an uncontested election, a director who receives a greater number of votes “withheld” for his or her election than votes “for” such election must offer to submit his or her resignation, and the Board of Directors will determine whether to accept or reject the resignation. Our Amended and Restated Bylaws provide that our directors may be removed (a) with or without cause by a vote of a majority of our shareholders or (b) for cause by a vote of two-thirds of the directors then in office.

Dividends. Shareholders are entitled to receive dividends when and if declared by the board of directors out of legally available funds.

Liquidation and Dissolution. In the event of Rogers’ liquidation or dissolution, shareholders have equal ratable rights to dividends from funds legally available therefor, and are entitled to share ratably in all of our assets available for distribution upon the liquidation, dissolution or winding up of our affairs.

Other Rights. Shareholders have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our capital stock. Shareholders are not required to make additional capital contributions.

Anti-Takeover Effects of Provisions of the Restated Articles of Organization, Amended and Restated Bylaws and Massachusetts Law

Provisions of our Restated Articles of Organization, our Amended and Restated Bylaws and Massachusetts law may discourage specific types of transactions involving an actual or potential change in control of Rogers that might be beneficial to Rogers or its shareholders.

Special Meetings. Our Amended and Restated Bylaws impose restrictions and limitations on the ability of shareholders to call special meetings of shareholders. For example, shareholders may only require us to call a special meeting upon the written request of the holders of at least 40% (or such lesser percentage as may be required by law) of all votes entitled to be cast on any issue to be considered at the proposed special meeting, and such request must describe the purpose of such meeting.

Exhibit 4.1

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Amended and Restated Bylaws provide that nominations for election to our board of directors may be made either by our board of directors or by a shareholder that complies with specified notice provisions. Our Amended and Restated Bylaws contain similar advance notice provisions for shareholder proposals for other action at shareholder meetings. In general, we must receive a shareholder’s written notice of intent to nominate a director or present other business at an annual meeting not less than 150 days nor more than 180 days prior to the anniversary date of the immediately preceding annual meeting, and this notice must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal.

Supermajority Votes. Our Restated Articles of Organization require a two-thirds vote of shareholders to approve a merger or consolidation of our company with or into another corporation unless no shareholder approval is required by statute.

Business Combinations with Interested Stockholders. We are subject to, and have not opted out of, Chapter 110F of the Massachusetts General Laws, entitled “Business Combinations with Interested Shareholders”. In general, this statute prohibits a Massachusetts corporation meeting certain public ownership and Massachusetts nexus requirements from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or at any time within the prior three years did beneficially own) 5% or more of the outstanding voting stock of the corporation. A “business combination” includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholders.

Control Share Acquisitions. We are also subject to, and have not opted out of, Chapter 110D of the Massachusetts General Laws, entitled “Regulation of Control Share Acquisitions.” In general, this statute provides that any stockholder of a Massachusetts corporation meeting certain public ownership and Massachusetts nexus requirements that acquires voting power over shares above any of three threshold levels: 20%, 33.33% or 50% may not vote such stock unless a majority of the disinterested stockholders of the corporation so authorize.

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